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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               IFR SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                               IFR SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                            449507102 (COMMON STOCK)
                     (CUSIP Number of Class of Securities)

                               JEFFREY A. BLOOMER
                               PRESIDENT AND CEO
                               IFR SYSTEMS, INC.
                             10200 WEST YORK STREET
                             WICHITA, KANSAS 67215
                                 (316) 522-4981
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                               HARVEY R. SORENSEN
                              FOULSTON SIEFKIN LLP
                           700 BANK OF AMERICA CENTER
                             WICHITA, KANSAS 67202
                                 (316) 267-6371

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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

ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is IFR Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 10200 West York Street, Wichita, Kansas 67215. The telephone number of the Company at its principal executive offices is (316) 522-4981.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated rights to purchase Common Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of February 28, 1999, between the Company and Harris Trust & Savings Bank, as Rights Agent, as amended (the "Rights Agreement"). As of April 12, 2002, there were 8,282,009 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the offer by Testco Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Aeroflex Incorporated ("Aeroflex"), to purchase all of the outstanding shares of Common Stock and the associated Rights (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $1.35 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Aeroflex and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 19, 2002. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of April 13, 2002, among Aeroflex, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Aeroflex. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Aeroflex, the Purchaser, any of their respective subsidiaries or the Company, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $1.35 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

     The Schedule TO states that the principal offices of the Purchaser and Aeroflex are located at 35 South Service Road, Plainview, New York 11803.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Aeroflex, the Purchaser or their respective executive officers, directors or affiliates.

     The Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase of Aeroflex and the Purchaser, dated April 19, 2002 and filed as Exhibit (a)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

EFFECTS OF THE OFFER AND THE MERGER ON COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

     The Merger Agreement provides that each outstanding option to purchase shares of Common Stock (including any Rights) granted under any stock option plans of the Company or its subsidiaries (collectively, the "Company Option Plans") (including those granted to current or former employees and directors of the Company or any of its subsidiaries) (a "Stock Option") shall be cancelled as of the Effective Time and each holder of a Stock Option shall be entitled to an amount, in cash, equal to the greater of (i) $10.00 or (ii) the product of the excess, if any, of the Merger Consideration over the exercise price per Share of such Stock Option and the number of Shares covered by such Stock Option.

     The following table sets forth the number of Shares purchasable pursuant to Stock Options held by the directors and executive officers of the Company who will receive payment in respect of their Stock Options pursuant to the Merger, as well as the aggregate amount of cash to be received by them.

                                           TOTAL OPTIONS
NAME                         TITLE          OUTSTANDING    VALUE REALIZED
----                         -----         -------------   --------------
Jeffrey A. Bloomer     PRESIDENT AND CEO      224,000           $  0
Frederick R. Hume      DIRECTOR                 3,000            105
Donald L. Graf         DIRECTOR                15,000            105
John V. Grose          DIRECTOR                13,500            105
Alfred H. Hunt III     DIRECTOR                     0              0
Oscar L. Tang          DIRECTOR                10,500            105
Ralph R. Whitney, Jr.  CHAIRMAN                15,000            105
                                              -------           ----
Total                                         281,000           $525

     The purchase of Shares pursuant to the Offer will constitute a "change of control" for purposes of the change-of-control and termination agreements that the Company has entered into with Mr. Bloomer (President and CEO), Mr. Robert Vogel (Vice President Product Development), Mr. John Bickley (Vice President Global Sales), and Mr. Lynn Giles (Vice President Human Resources). Consequently, each of these officers would be entitled to payments under such agreements as a result of the consummation of the transactions contemplated by the Merger Agreement if their employment is terminated (including a termination by the officer in certain circumstances) within certain periods of up to two years from the consummation of the Offer. The cash severance payable to these individuals, assuming termination of employment occurs in accordance with such termination agreements, range from six months salary, in the case of Messrs. Vogel, Bickley and Giles, to 2.95 times Mr. Bloomer's average annual compensation over the past five years.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (A) Recommendation of the Board of Directors. The Board of Directors of the Company (the "Board," the "Company Board," or the "Board of Directors"), at a meeting held on April 10, 2002, with the advice of the Company's financial advisor, TM Capital Corp. ("TM Capital"), determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company from a financial point of view. At this meeting, the Board unanimously approved (with one absence) the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement, including for purposes of the "interested stockholder" provisions of the DGCL and Article VII of the Company's Amended and Restated Certificate of Incorporation, as amended. The Company received the written assent of the absent director to the Offer and the Merger Agreement and to the Board's recommendation to the Shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     (B)(I) Background of the Offer; Contacts with Aeroflex.

BACKGROUND OF THE TRANSACTION

     In November 2001, the Company Board met and determined that, in light of prevailing market conditions, the general outlook for the test and measurement industry, the Company's recent stock performance and the Company's defaults under its credit agreement with its current bank lenders, it was advisable and in the best interests of the Company, its employees and its stockholders to pursue strategic alternatives, including arranging new financing or a possible sale of the Company. At a November 25, 2001 meeting, the Board authorized the engagement of TM Capital to act as the Company's investment bankers to assist and advise the Company Board regarding financial matters and to pursue a full range of financial and strategic alternatives on behalf of the Company. The Company formally engaged TM Capital in such capacity on November 26, 2001.

     On November 30, 2001, the Company's lenders suspended availability under its credit agreement and declared all of its obligations thereunder due and payable. On December 4, 2001, the Company, the Company's counsel and TM Capital met with the Company's lenders to discuss the current financial position of the Company, its business outlook and the recent retention of TM Capital to pursue strategic alternatives.

     Between December 4, 2001 and January 22, 2002, TM Capital met with executives and employees of the Company, and visited its Wichita, Kansas and Stevenage, England facilities. During this period TM Capital also reviewed certain confidential information on the Company and assembled a confidential descriptive memorandum on the Company (the "Confidential Memorandum").

     On January 4, 2002, the Company entered into a forbearance agreement with its lenders pursuant to which the lenders agreed not to take action with respect to any existing or pending defaults through March 4, 2002, and rescinded the acceleration of the obligations; provided that the Company retained the services of a crisis manager acceptable to the lenders, adhered to certain financial performance and reporting requirements, and met certain other conditions.

     Between early January and March 22, 2002, TM Capital contacted 110 prospective parties in connection with a refinancing or sale of the Company. Of these parties, 63 received the Confidential Memorandum, subject to a confidentiality agreement substantially similar to that signed by Aeroflex.

     On January 22, 2002, TM Capital contacted Mr. Michael Gorin, President of Aeroflex, to discuss Aeroflex's possible interest in a strategic combination with the Company. The next day the Company and Aeroflex signed a confidentiality agreement and TM Capital provided Aeroflex with a copy of the Confidential Memorandum.

     In late January 2002, the Company determined that TM Capital should solicit non-binding expressions of interest and indications of value from prospective parties and set a deadline of February 15, 2002, for prospective parties to submit such indications.

     On February 8, 2002, TM Capital sent an email to Mr. Leonard Borow, Chief Operating Officer of Aeroflex, with the Company's recently announced results for the nine month period ended December 31, 2001, and a request for Aeroflex to submit a non-binding indication of interest if Aeroflex was interested in acquiring the Company.

     On February 14, 2002, Mr. Jeffrey Bloomer, President and CEO of the Company, Mr. Robert Vogel, Vice President Product Development of the Company, Messrs. Gorin and Borow, two other employees of Aeroflex and representatives of TM Capital participated in a conference call in which Aeroflex made inquiries of Company management regarding the business, products and prospects of the Company. On February 15,

2002, Aeroflex delivered a letter to TM Capital indicating its interest in acquiring the Company on a debt-free basis for $60 million in cash.

     By February 21, 2002, the Company received 11 indications of interest. Of these 11 indications of interest, five, including Aeroflex's, were at a value deemed by the Company to be worthy of pursuit.

     On February 26 and 27, 2002, the Company and TM Capital met with four interested parties in Chicago, including Aeroflex. Management presentations were given by Messrs. Bloomer and Vogel and Mr. Steve Todd, Interim Chief Financial Officer of the Company. The prospective purchasers were evaluated by TM Capital and the Company as to their level of interest, financial strength, ability to consummate a transaction, and potential synergy with the Company. Also at this meeting, a date was set for Aeroflex's management to visit the Company's facilities in Wichita, Kansas.

     On February 28, 2002, TM Capital and the Company met with the Company's lenders to review the Company's current business outlook and TM Capital reviewed in detail the status of discussions with interested parties.

     On March 4, 2002, the Company entered into an amendment to the forbearance agreement with its bank lenders, whereby the lenders agreed to continue to forbear with respect to existing and pending defaults through March 31, 2002, subject to certain conditions.

     On March 6, 2002, the fifth interested party met with the Company at its Wichita headquarters.

     On March 7, 2002, and March 8, 2002, Aeroflex met with TM Capital and the Company at its Wichita headquarters. Additional management presentations were given by Messrs. Bloomer, Vogel and Todd, Mr. Mike McCreary, Vice President European Operations and Mr. John Bickley, Vice President Global Sales. Aeroflex management also toured the Company's manufacturing facility, reviewed information on the Company in a data room in Wichita and requested documents to be copied.

     On March 14, 2002, Aeroflex met with TM Capital and the Company and toured its facilities in Stevenage, England and Pin Green, England.

     On March 18, 2002, Mr. Gorin called TM Capital to reconfirm Aeroflex's interest in acquiring the Company, but indicated that, based on its due diligence investigations, Aeroflex was only willing to acquire the Company on a debt-free basis for $55 million. TM Capital told Mr. Gorin that they did not believe that such a value would be acceptable to the Company Board and its lenders.

     By March 20, 2002, three parties, including Aeroflex, had met with the Company in Wichita and Stevenage, England and had visited the Company's data room in Wichita, and continued to express an interest in acquiring the Company.

     On March 20, 2002, TM Capital received from Aeroflex a non-binding preliminary indication of interest offering to acquire the Company for $60 million in cash on a debt-free basis, to be divided between the Company's stockholders and lenders in full satisfaction of all outstanding indebtedness, and stating that Aeroflex would be prepared to acquire the Shares through a cash tender offer for all outstanding Shares, subject to certain conditions. The letter indicated that Aeroflex had substantially completed its due diligence and that it had the financial resources on hand to complete the transaction.

     On March 20, 2002, at the recommendation of the Company Board, TM Capital requested that the two remaining interested parties submit their best and final offers in writing.

     On March 22, 2002, TM Capital met with the Company Board via teleconference after having spoken with the two remaining interested parties. TM Capital recommended that the Company Board proceed with the Aeroflex proposal and recommended that the Company take the proposal to its lenders to effect a settlement of the outstanding debt obligations. TM Capital briefed the Company Board on the position of the other two interested parties which had been confirmed to TM Capital by telephone. Each party had indicated a desire to continue due diligence and evaluate an acquisition of the Company. Neither party was willing to specify a value for the Company, but both parties specified that they would only be prepared to acquire the assets of the Company through a bankruptcy proceeding. Furthermore, both parties needed to arrange the financing needed to complete a transaction. The Company Board directed that Company management and TM Capital meet with the Company's lenders to discuss the Aeroflex offer and to negotiate a settlement of the bank indebtedness.

     By March 25, 2002, the two remaining parties submitted letters confirming the positions that had been previously stated verbally.

     On March 27, 2002, TM Capital, the Company's counsel and Mr. Bloomer met with the steering committee of the Company's lenders. TM Capital presented the status of interested parties as of March 27, 2002. By this date 110 prospective parties had been contacted. Of these parties, 63 had been provided the Confidential Memorandum. The Company had received 14 indications of interest. As of such date, of the 14 parties, three, including Aeroflex, continued to be interested. Company management expressed the Company Board's desire to move forward with Aeroflex's proposal, subject to an acceptable allocation of the $60 million purchase price between the bank lenders and Company stockholders. After extensive negotiations, the steering committee of the bank lenders agreed to recommend to the lenders and the Company agreed to recommend to the Company Board a transaction providing for a payment of $48.8 million plus certain fees and expenses to the banks in full satisfaction of all claims against the Company and $1.35 per Share in cash to Company stockholders for all outstanding Shares.

     On March 28, 2002, the Company Board determined, with the advice of TM Capital, that Aeroflex had made the best offer to acquire the Company and authorized Company management and its counsel to negotiate definitive documentation with Aeroflex on the terms specified above and the lenders authorized their counsel to negotiate final documentation with the Company and Aeroflex on the same terms. TM Capital called Mr. Gorin to inform him that such authorizations had been made.

     On April 4, 2002, the Board of Directors of Aeroflex convened a meeting to discuss the terms of the proposal to acquire the Company. Also present at the meeting was a representative from counsel to Aeroflex. At that meeting, the Board of Directors of Aeroflex preliminarily approved the terms of the Offer and Merger, subject to receipt of advice from Aeroflex's investment banker that the terms of the proposed transaction, including the cost to discharge of the Company's bank indebtedness, were fair to Aeroflex and authorized management to continue negotiations with respect to the proposed transactions.

     During the first two weeks of April 2002, numerous calls and meetings took place involving senior management of the Company and Aeroflex and representatives of TM Capital and legal counsel to Aeroflex and the Company.

     On April 10, 2002, the Company Board met and approved terms of the proposed agreements with the Company's lenders, the proposed Merger Agreement and the transactions contemplated thereby, the payment and release agreement and the amendment to the forbearance agreement with the Company's lenders. The Company Board further unanimously determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. At the meeting, TM Capital provided the Company Board its fairness opinion with respect to the Offer and the Merger.

     Negotiation of the final terms of the Merger Agreement and other transaction documents continued through April 13, 2002.

     On April 13, 2002, the Company and Aeroflex finalized the terms of the transaction documents and executed the Merger Agreement the payment and release agreement and the amendment to the forbearance agreement with the Company's lenders.

     Press releases announcing the execution of the Merger Agreement were issued by each of Aeroflex and the Company on April 15, 2002.

     On April 19, 2002, the Purchaser commenced the offer.

     (II) Reasons for the Recommendation of the Board of Directors.

     In reaching its recommendations described above in paragraph (A) of this
Item 4, the Board of Directors considered a number of factors, including the following:

          1. The Company's Default Under its Outstanding Credit Agreement. The Company's interest and principal payment defaults since November 9, 2001 and financial covenant defaults under its credit agreement with its lenders, the expiration of the extension of the Company's forbearance agreement with its lenders, the prospects of no renewal of such extensions and the unavailability of financing from third parties on terms acceptable to the Company or in any case in amounts sufficient to sustain the Company's operations for more than a short period of time.

          2. The Payment and Release Agreement with the Company's Lenders. The facts that the Company has been able to arrange for a release of collateral and obligations from its lenders in exchange for a cash payment of approximately $49 million in full satisfaction of the approximately $84 million owed under the credit agreement, that Aeroflex has agreed to lend the Company $48.8 million upon completion of the Offer to pay substantially all of this amount to the lenders, and that the Company has been unable to obtain alternative sources of financing.

          3. Company Operating and Financial Condition. The current and historical financial condition and results of operations of the Company, as well as prospects and strategic objectives of the Company, if it were to retain its current ownership structure.

          4. Best Acquisition Proposal Received. The fact that TM Capital had made 110 contacts with third parties regarding a potential transaction involving the Company and that the Aeroflex proposal was the best offer received by the Company.

          5. TM Capital Fairness Opinion. Presentations from TM Capital and the opinion of TM Capital, dated April 10, 2002, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Offer and the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion delivered by TM Capital to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by TM Capital in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety. The Board also considered that TM Capital becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

          6. Limited Conditions to Consummation. Aeroflex's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition.

          7. Alternative Superior Proposals. The Board of Directors considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes an unsolicited written acquisition proposal if, among other things, the Board determines in the good faith exercise of its fiduciary duties, with the advice of its legal counsel and financial advisor, that such acquisition proposal would, if consummated, constitute a superior proposal and is more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger. The Board further considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal if (a) there is no financing contingency, (b) the Company pays Aeroflex a $2.5 million, plus out-of-pocket expenses of up to $500,000, termination fee prior to terminating the Merger Agreement, (c) the person making the proposal for a superior transaction is, in the opinion of a nationally recognized investment bank, financially capable of consummating such proposal, and (d) the proposed transaction is not subject to any condition the fulfillment of which, in the good faith judgment of the Board is not highly probable. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in making a proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees and solicitation of acquisition proposals were insisted upon by Aeroflex as a condition to entering into the Merger Agreement.

          8. Less Desirable Alternatives. The determination that bankruptcy or liquidation of the Company was not an acceptable alternative to the Offer because a liquidation would take a significant period of time to complete and would not be likely to realize aggregate net proceeds per share of Common Stock equal to or greater than $1.35. In addition, the Board considered that if the offer is not completed, the Company may have no alternative to bankruptcy or liquidation.

          9. Less Risk to Shareholders. The determination by the Board that a transaction with Aeroflex at the Offer Price of $1.35 per share and on the terms set forth in the Merger Agreement is a preferable alternative that subjects the Company's stockholders to substantially less risk than would be created by rejecting the proposed Offer and Merger and continuing negotiations with the Company's lenders, and the likely bankruptcy of the Company.

          10. Potential Nasdaq Delisting. In February 2002, the Company received written notification from the Nasdaq National Market regarding the Company's failure to maintain the minimum closing bid price requirement to remain listed on the Nasdaq National Market. The letter also advised that the Company had until May 22, 2002, to cure the deficiency or request a hearing appealing the Nasdaq staff's decision. If the Shares are delisted and the market price remains below $1.00, the Shares may be deemed a penny stock, which would subject the Shares to rules that impose additional sales practices on broker-dealers who sell the Company's securities. As a result of the additional obligations, some brokers may not effect transactions in penny stocks, which could adversely affect the liquidity of the Shares.

          11. Potential Conflicts of Interest. The interests of certain Company executives in the Offer and the Merger (see Item 3 "-- Effects of the Offer and the Merger on Company Stock Plans and Agreements between the Company and its Executive Officers").

     The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously (1) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     (c) Intent to Tender. To the best knowledge of the Company, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to a letter agreement dated November 26, 2001, as amended, the Company formally retained TM Capital to act as its financial advisor in connection with the proposed sale of the Company. The Board of Directors retained TM Capital based upon TM Capital's qualifications, experience and expertise. TM Capital, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.

     Pursuant to TM Capital's engagement letter, the Company has agreed to pay TM Capital: (i) retainer fees of $75,000 per month for the first four months, beginning November 26, 2001, and $30,000 per month thereafter; (ii) a fairness opinion fee of $100,000 upon TM Capital rendering a fairness opinion in connection with the Offer; and (iii) a sale transaction fee equal to 1.5% of the sum of (a) the consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger, and (b) the Company's indebtedness, such fee being payable upon consummation of the Offer; provided however, that any retainer fees in excess of $30,000 per month and the fairness opinion fee shall be credited to the sale transaction fee. The Company has also agreed to reimburse TM Capital for reasonable out-of-pocket expenses and to indemnify TM Capital against liabilities arising out of TM Capital's engagement.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one share of Common Stock of the Company at an initial exercise purchase price of $65 per Share (the "Purchase Price"), subject to adjustment. On the earlier of (1) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Shares or (2) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights would become exercisable. Upon the occurrence of a Distribution Date, a holder (other than an Acquiring Person) would be entitled to receive that number of the Company's Shares having a market value equal to two times the then current Purchase Price, or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.01 per Right at any time prior to a person becoming an Acquiring Person.

     The Company and the Rights Agent under the Rights Agreement amended the Rights Agreement as of April 12, 2002, to provide that so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date will not occur or be deemed to occur, and that neither Aeroflex nor the Purchaser will become an Acquiring Person as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement.

     Delaware General Corporation Law ("DGCL"). As a Delaware corporation, the Company is subject to Section 203 of the DGCL In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of
Section 203 are inapplicable to the Merger.

     Article VII of the Company's Certificate of Incorporation. Article VII of the Company's Certificate of Incorporation, as amended, imposes higher voting requirements for certain business combinations (as defined therein). In addition to any affirmative vote required by law or the Certificate of Incorporation, such business combinations require an affirmative vote of the holders of: (1) at least 85% of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, considered for this purpose as one class; and (2) the holders of a majority of the voting stock not owned by any interested stockholder, considered for this purpose as one class, unless: (x) the business combination has been approved by a majority of the disinterested directors or (y) price and procedure requirements as described in Article VII have been met. In accordance with Article VII of the Certificate of Incorporation, the Board of Directors has approved the Merger Agreement, as described in Item 4 above, and, therefore, the restrictions of
Article VII are inapplicable to the Merger.

 THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

     The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Aeroflex, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Letter to Shareholders of the Company, dated April 19,
          2002.*
(a)(2)    Opinion of TM Capital Corp., dated April 10, 2002 (included as Annex A to the Statement).*
(a)(3)    Press Release issued by the Company on April 15, 2002
          (incorporated by reference to a Form 14D-9 for preliminary communications filed by the Company April 15, 2002).
(a)(4)    Sections 11 and 15 of the Offer to Purchase dated April 19,
          2002 (incorporated by reference to Exhibit (a)(1) the Tender
          Offer Statement on Schedule TO of Aeroflex and Purchaser
          filed on April 19, 2002).
(e)(1)    Agreement and Plan of Merger, dated as of April 13, 2002,
          among Aeroflex, the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form
          8-K of Aeroflex filed by the Aeroflex on April 15, 2002).
(e)(4)    Confidentiality Agreement, dated January 22, 2002 between
          Aeroflex and the Company.
(e)(5)    The Information Statement of the Company dated April 19,
          2002 (included as Annex B to the Statement).*

---------------

* Included with the Statement mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          IFR SYSTEMS, INC.

                                          By: /s/ JEFFREY A. BLOOMER
                                            ------------------------------------
                                            Jeffrey A. Bloomer
                                            President and CEO

Dated: April 19, 2002

                                    ANNEX A
                       TM CAPITAL CORP. FAIRNESS OPINION

[TM CAPITAL CORP. LETTERHEAD]
                                          April 10, 2002

Board of Directors
IFR Systems, Inc.
10200 West York Street
Wichita, KS 67215

Gentlemen:

     We understand that Aeroflex Incorporated ("Aeroflex") proposes to make a tender offer (the "Offer") for all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated shareholder rights (the "Shares"), of IFR Systems, Inc. (the "Company") at a cash price of $1.35 per Share pursuant to a merger agreement (the "Merger Agreement") which provides that following completion of the Offer a subsidiary of Aeroflex shall merge with the Company and each Share shall be acquired for consideration equal to that paid per Share in the Offer (the "Merger"). We further understand that the Company is in default of its Amended and Restated Credit Agreement dated March 19, 1998, as amended (the "Credit Agreement") and that Aeroflex and the Company have entered into a Repayment and Mutual Release Agreement with the financial institutions which are parties to the Credit Agreement (the "Lenders"), pursuant to which the Lenders will receive a payment of $48.8 million plus certain fees and expenses in full satisfaction of all Lender claims against the Company; such payment to be made at the time Aeroflex acquires a majority of the issued and outstanding Shares of the Company.

     You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to the shareholders of the Company, from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports on Form 10-K and related financial information for the fiscal years ended March 31, 1999 - 2001 and the Company's Quarterly Report on Form 10-Q and the related unaudited financial information for the nine months ended December 31, 2001;

     (2) Reviewed unaudited financial information of the Company for the 11 months ended February 28, 2002;

     (3) Reviewed the Company's most recent Proxy Statement relating to the Annual Meeting of Shareholders held on August 7, 2001;

     (4) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, as well as certain asset appraisals performed by third parties, all as furnished to us by the Company;

     (5) Conducted discussions with members of senior management of the Company concerning its business and prospects;

Board of Directors
April 10, 2002
Page  Two

     (6) Reviewed the Credit Agreement and its amendments, including the most recent Amendment No. 2 to Forbearance Agreement and Amendment No. 9 to Credit Agreement;

     (7) Reviewed the historical market prices and trading activity for the Shares;

     (8) Compared certain financial information for the Company with that of certain publicly traded companies which we deemed to be relevant;

     (9) Compared the proposed financial terms of the Offer and Merger with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

    (10) Reviewed the Merger Agreement and Repayment and Mutual Release Agreement; and

    (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have been provided certain financial forecasts by management, and we have relied upon the assurances of management that (i) the financial forecasts provided to us reflect their best currently available estimates and good faith judgments as to the future performance of the Company; and (ii) they are unaware of any facts or circumstances that would make the information or financial forecasts provided to us incomplete or misleading; provided, however, that management has indicated that without a significant modification to the Company's Credit Agreement or the availability of alternative financing on substantially different terms and conditions than currently in place, the achievement of the financial forecasts is unlikely and the Company's ability to continue operations is in doubt.

     We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals (except as noted above). We have also assumed with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company.

     This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender shares in the Offer. This opinion does not address the relative merits of the Offer as compared to any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer, or the decision of the Board of Directors of the Company with respect to the Offer. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

     TM Capital Corp. is currently acting as financial advisor to the Company in connection with the Offer and will be receiving a fee in connection with the rendering of this opinion and consummation of this transaction.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to the Company's shareholders from a financial point of view.

Board of Directors
April 10, 2002
Page  Three

     This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer and in any solicitation materials regarding the Merger.

                                          Very truly yours,

                                          TM CAPITAL CORP.

                                          /s/ PAUL R. SMOLEVITZ
                                          --------------------------------------
                                               PAUL R. SMOLEVITZ
                                               Managing Director

                                                                         ANNEX B

                               IFR SYSTEMS, INC.
                             10200 WEST YORK STREET
                             WICHITA, KANSAS 67215

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about April 19, 2002, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of IFR Systems, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Aeroflex Incorporated ("Aeroflex") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On April 13, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aeroflex and Testco Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Aeroflex, pursuant to which the Purchaser has commenced a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated rights to purchase Common Stock (the shares of Common Stock and any associated purchase rights are referred to in this Statement as the "Shares"), at a price per Share of $1.35, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Aeroflex and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 19, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, including the tender of 50.1% of the Shares outstanding on a fully diluted basis, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Aeroflex. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Aeroflex, the Purchaser, any of their respective subsidiaries, or the Company, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $1.35 in cash or any greater amount per Share paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on April 19, 2002, and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Aeroflex, the Purchaser or the Aeroflex Designees (as defined herein) has been provided by Aeroflex. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 19, 2002. The Offer is currently scheduled to expire at 12:00 noon, New York City time, on Monday, May 20, 2002, unless the Purchaser extends it.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on April 12, 2002, there were 8,282,009 outstanding shares of Common Stock, of which Aeroflex and the Purchaser own no shares.

              RIGHTS TO DESIGNATE DIRECTORS AND AEROFLEX DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Aeroflex will be entitled to designate such number of directors (the "Aeroflex Designees") on the Board of Directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

     The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Aeroflex Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Aeroflex Designees to be so elected. At such time, the Company will, if requested by Aeroflex, also cause directors designated by Aeroflex to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Board of Directors as is on the Board of Directors.

     The completion of the Offer is conditioned upon the receipt by the Purchaser of letters of resignation from four current members of the Board of Directors of the Company, including all employee directors. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company.

     The Aeroflex Designees have been selected by Aeroflex and are listed in
Schedule I to Aeroflex's Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO on April 19, 2002, and mailed to stockholders, which is incorporated herein by reference. Each of those individuals has consented to serve as a director of the Company if appointed or elected. None of the Aeroflex Designees currently is a director of, or holds any positions with, the Company. Aeroflex has advised the Company that, to the best of Aeroflex's knowledge, except as set forth below, none of the Aeroflex Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Aeroflex and the Company that have been described in the Schedule TO or the Statement.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Aeroflex Designees are set forth in Schedule I to Aeroflex's Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO on April 19, 2002, and mailed to stockholders, are incorporated herein by reference.

                                STOCK OWNERSHIP

OUTSTANDING SHARES & PRINCIPAL SHAREHOLDERS

     On April 12, 2002, the Company had issued and outstanding 8,282,009 shares of Common Stock, not including 984,241 treasury shares, which is the only class of securities entitled to vote at a meeting to elect directors. Based on copies of reports filed with the Securities and Exchange Commission, which have been received by the Company, the following table sets forth, as of April 9, 2002, the only persons known to be beneficial owners of more than 5% of the Company's outstanding Common Stock:

NAME AND ADDRESS OF                                            NUMBER OF SHARES    PERCENT OF
BENEFICIAL OWNER                                              BENEFICIALLY OWNED     CLASS
-------------------                                           ------------------   ----------
State of Wisconsin..........................................      1,613,000          19.5%
Investment Board
P.O. Box 7842
Madison, WI 53707
Strong Capital Management...................................        786,920           9.5%
100 Heritage Reserve
Menomenee Falls, WI 53051
Dimensional Fund Advisors, Inc..............................        680,036           8.2%
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401

     The following table contains information concerning beneficial ownership of IFR Systems, Inc. Common Stock as of April 12, 2002, by each Director, by each Executive Officer named in the Summary Compensation Table, below, and by all Directors and Executive Officers as a group:

                                                                NUMBER OF SHARES       PERCENT
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED(1)   OF SHARES
------------------------                                      ---------------------   ---------
Jeffrey A. Bloomer..........................................         159,250             1.9%
Director, Chief Executive Officer and President
Dennis H. Coley.............................................          36,800(5)           (*)
Treasurer and Chief Financial Officer
Donald L. Graf..............................................          24,100(2)           (*)
Director
John V. Grose...............................................          13,500              (*)
Director
Frederick R. Hume...........................................           1,500              (*)
Director
Alfred H. Hunt, III.........................................          70,190(3)           (*)
Director
Oscar L. Tang...............................................         151,100(4)          1.8%
Director
Ralph R. Whitney, Jr........................................          43,618              (*)
Director and Chairman
Directors and Executive Officers............................         500,058             6.0%
as a Group (8 persons)

---------------

(*) Denotes less than 1%.

(1) Includes shares that could be acquired within 60 days after April 9, 2002 upon the exercise of options granted pursuant to Company stock option plans as follows: Mr. Bloomer, 135,250; Mr. Coley, 22,500; Mr. Hume, 1,500; Mr. Graf, 13,500; Mr. Grose, 12,000; Mr. Hunt, 0; Mr. Tang, 9,000; Mr. Whitney, 13,500; all directors and executive officers as a group, 207,250 shares.

(2) Includes 5,300 shares owned by a trust of which Mr. Graf is trustee.

(3) Includes 10,284 shares owned by Mr. Hunt's children. Mr. Hunt disclaims beneficial ownership of the shares owned by his children.

(4) Includes 60,000 shares held by Mr. Tang as trustee in various trusts for members of Mr. Tang's family and 73,500 shares held by The Tang Fund of which Mr. Tang is president and a director. Excludes 247,500 shares held in trust for the benefit of Mr. Tang and 36,400 shares held by August Associates, an investment partnership in which Mr. Tang is a limited partner, because Mr. Tang does not have the power to vote or dispose of the shares or to direct the voting or acquisition or disposition of the shares through directing the exercise of any warrants or options held by the partnership or any such trust, if any, or through the power to terminate the partnership or revoke any of such trusts within sixty (60) days, or to obtain the power to vote, acquire or dispose of shares through the automatic termination of the partnership or of any such trust within sixty (60) days.

(5) Mr. Coley resigned from the Company, January 14, 2002.

                               BOARD OF DIRECTORS

     The Directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three year terms.

             NAME, AGE,
      PERIOD SERVED AS DIRECTOR       PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE DURING PAST FIVE YEARS
      -------------------------       -------------------------------------------------------------------
DIRECTORS WHOSE TERMS EXPIRE IN 2004:
DONALD L. GRAF, 64                    Mr. Graf is currently retired and a private investor. From July
Director since 1985                   1997 to December 2000, Mr. Graf was the Corporate Vice President
                                      and Chief Financial Officer of A. Duda & Sons, Inc., a privately held nationwide agribusiness and real estate development company with principal offices in Oviedo, Florida. From March 1996 to July
                                      1997, Mr. Graf was a private investor and consultant. Prior to then, Mr. Graf was the Senior Vice President and Chief Financial
                                      Officer of Osborn Laboratories, Inc., a Medical testing laboratory located in Overland Park, Kansas.
RALPH R. WHITNEY, JR., 67             Mr. Whitney is and has been a principal of Hammond, Kennedy,
Director since 1985                   Whitney & Company, Inc., a private investment firm with offices at
                                      230 Park Avenue, New York, New York for more than the past five years. Mr. Whitney also serves as a director of Adage, Inc.;
                                      Baldwin Technology Company, Inc.; Excel Industries, Inc.; Control
                                      Devices, Inc.; and Selas Corporation of America. Mr. Whitney has
                                      served as Chairman of the Board of the Company since August 7,
                                      2001.
DIRECTORS WHOSE TERMS EXPIRE IN 2003:
FREDERICK R. HUME, 59                 Mr. Hume is President and Chief Executive Officer of the Data I/O
Director since 2000                   Corporation since February 23, 1999. From 1988 until his retirement in 1998, Mr. Hume was Vice President and General Manager of
                                      Keithley Instruments, Inc. in Cleveland, Ohio. Mr. Hume is also a director of ILX Lightwave, Inc. Mr. Hume does not currently hold any position with the Company.
ALFRED H. HUNT, III, 65               Mr. Hunt is currently retired and a private investor. From April
Director since 1971                   1999 to September 2001 Mr. Hunt was the Chief Technology Officer of
                                      the Company. Prior to April 1999, Mr. Hunt served as the President,
                                      Chief Executive Officer, for more than the past five years, and as
                                      Chairman or Vice Chairman of the Board of the Company since 1989.
DIRECTORS WHOSE TERMS EXPIRE IN 2002:
JOHN V. GROSE, 72                     Mr. Grose is and has been a director and past President of Navair,
Director since 1992                   Inc., for more than the past five years, which sells, services and installs avionics in military and commercial aircraft. Navair also distributes electronic test and measurement equipment. Navair's headquarters are in Mississauga, Ontario, Canada. Mr. Grose remains active in the distribution area of the business.

             NAME, AGE,
      PERIOD SERVED AS DIRECTOR       PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE DURING PAST FIVE YEARS
      -------------------------       -------------------------------------------------------------------
DIRECTORS WHOSE TERMS EXPIRE IN 2002:
OSCAR L. TANG, 63                     Mr. Tang is a private investor. From September 1993 to October
Director since 1995                   2000, Mr. Tang was a director of Nvest, L.P. , an investment firm located in New York. Prior to then, Mr. Tang was the President and
                                      Chief Executive Officer and co-founder of Reich & Tang, L.P., predecessor of Nvest, L.P.
JEFFREY A. BLOOMER, 45                Mr. Bloomer has been the Chief Executive Officer and President of
Director since 1999                   the Company since October 12, 1999. From April 1999 to October
                                      1999, he served as Executive Vice President of the Company and from
                                      November 1995 to April 1999, he was its Treasurer and Chief
                                      Financial Officer. He served as the Company's Director of Finance from August 1994 through November 1995.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The executive officers of the Company are as follows:

NAME                                        AGE                    POSITION
----                                        ---                    --------
Jeffrey A. Bloomer........................  45    President and Chief Executive Officer
Stephen P. Todd...........................  37    Interim Chief Financial Officer

     Executive officers are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected. There are no family relationships among any of the executive officers or directors of the Company.

     JEFFREY A. BLOOMER. Mr. Bloomer's positions with the Company and business experience are set out in the preceding section "Directors".

     STEPHEN P. TODD. Mr. Todd has been a management consultant since 1996 and has participated in a variety of financial management assignments with public and private companies. Prior to working as a management consultant, Mr. Todd was employed as a senior financial manager for a manufacturer of life science equipment. Earlier, he was with Arthur Andersen LLP, where he spent five years providing business advisory services to large and small clients.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     During the fiscal year ended March 31, 2002, the Board of Directors met eight times. The Board of Directors has a standing Compensation Committee and a standing Audit Committee. There is no standing nominating committee or stockholders relation committee. All Board members attended more than 75 percent of the aggregate number of Board meetings and meetings of committees on which each served during the fiscal year ended March 31, 2002.

     The Compensation Committee is comprised of Messrs. Tang (Chairman), Hume, Graf and Whitney. The Compensation Committee reviews and approves all compensation plans, benefit programs, and perquisites for executives and other employees. See "Compensation Committee Report on Executive Compensation" for a more complete description of the functions of the Compensation Committee. The Compensation Committee met three times during the last fiscal year.

     The purposes and functions of the Company's Audit Committee are to meet with the auditors; to recommend the engagement or discharge of independent auditors; to review quarterly financial statements prior to issuance; to review year-end financial statements prior to issuance; to review the services from time to time being performed by the independent auditors, including nonaudit services and the fees charged, or to be charged, for all such services; and to make appropriate reports and recommendations to the Board of

Directors. The persons currently serving on the Audit Committee are Messrs. Graf (Chairman), Grose, Hume and Whitney. The Audit Committee met two times during the last fiscal year. The Company's Board of Directors has adopted a written charter for the Audit Committee, a copy of which was attached as an appendix to the Company's Proxy Statement for the August 7, 2001, Annual Meeting. Messrs. Graf, Grose, Hume and Whitney are each independent for purposes of Section 4200(a)(15) of the listing standards of the NASDAQ Stock Exchange, on which the Company's stock is traded.

COMPENSATION OF DIRECTORS

     Each Director of the Company, other than persons compensated as executive officers of the Company, received a retainer for the fiscal year ended March 31, 2002, of $16,000. Each such Director also receives $1,000 for each Board meeting attended and $800 for each committee meeting attended and participates in the Outside Director Compensation, Stock Option, and Retirement Plan described below. If a Director is requested by the Company to travel out of town for attendance at a Board meeting or a committee meeting, the Director is reimbursed for reasonable travel expenses.

     In August 1999, the Board of Directors adopted, and the stockholders approved, the IFR Systems, Inc. Amended Outside Director Compensation, Stock Option, and Retirement Plan (the "1999 Outside Director Plan"), pursuant to which Directors who are not employees of the Company ("Outside Directors") are entitled to receive certain cash compensation, stock options, and retirement benefits, all as described below. The 1999 Outside Director Plan is administered by the Board of Directors. Subject to the provisions of the 1999 Outside Director Plan, the Board is authorized to interpret such provisions and to make any determinations necessary or advisable for the administration of the 1999 Outside Director Plan, but no person exercises discretion with respect to the selection of Directors who will receive options and retirement benefits, the terms and provisions of the options, or the amount and duration of the retirement benefits, all of which are established by the provisions of the 1999 Outside Director Plan.

     The 1999 Outside Director Plan provides for the payment of an annual retainer and meeting attendance fees to Outside Directors of the Company. Such fees are established annually by the Board of Directors. The 1999 Outside Director Plan also provides that the Board of Directors may from time to time establish a program for the deferral of such fees and the purchase of term life, travel, and accidental death and dismemberment insurance for Outside Directors. The Board of Directors has no present intention to establish a deferral program or purchase any such insurance.

     The 1999 Outside Director Plan provides that each Outside Director shall be granted a ten year option to purchase 1,500 shares of the Company's Common Stock on the third business day after the annual meeting of the stockholders of the Company held in each of the ten years commencing in 2000. The total number of shares which may be issued under the 1999 Outside Director Plan may not exceed 120,000 shares, subject to adjustments for stock splits and stock dividends. Options granted under the 1999 Outside Director Plan may be exercised at any time after twelve months from the date of grant. Each of the options granted under the 1999 Outside Director Plan is nontransferable except by will or pursuant to the laws of descent and distribution, is exercisable during an optionee's lifetime only by the optionee, and terminates upon the earlier of (i) nine months after the date the optionee no longer serves as a member of the Board of Directors or (ii) one year after the date of the optionee's death, whether or not he is serving on the Board of Directors at the time of his death. Payment for shares upon the exercise of each such option may be made in cash or in shares of Common Stock of the Company already owned by the optionee on the date of exercise (valued on the basis of fair market value thereof on the date of exercise). The option price per share under the 1999 Outside Director Plan shall be equal to 100% of the fair market value on the date of grant.

     Under the 1999 Outside Director Plan, each Outside Director is entitled to receive an annual retirement benefit in an amount equal to the annual retainer fee in effect for the year immediately preceding his retirement or resignation from the Board of Directors, payable in quarterly installments, for the same number of years as the Outside Director served as a Director of the Company, up to a maximum of ten years. In order to receive such retirement benefits, the Outside Director must have reached age 65 and ceased serving as a Director of the Company. If an Outside Director dies while serving as a Director or following his retirement or resignation from the Board of Directors, any retirement benefits that he would have otherwise been entitled to receive shall be paid to his surviving spouse or personal representative. Under the 1999 Outside Director Plan, no retirement benefits are payable for past service as a Director prior to 1989. No retirement benefits are payable for future service as a Director in years after 2000. The retirement benefits are intended to be a non-qualified retirement plan for purposes of the Internal Revenue Code and are deductible by the Company in the year paid. Retirement benefits payable under the 1999 Outside Director Plan are an unfunded general obligation of the Company.

                           SUMMARY COMPENSATION TABLE

SUMMARY COMPENSATION TABLE

     The following table sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the most highly compensated executive officers whose salary and bonus exceeded $100,000 for the fiscal year ended March 31, 2002, as well as the total compensation paid to each such individual for the Company's two previous fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                               ------------------------------------------------------------------------------------
                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                      SECURITIES        ALL OTHER
NAME AND                                                         OTHER ANNUAL         UNDERLYING       COMPENSATION
PRINCIPAL POSITION             YEAR   SALARY ($)   BONUS ($)   COMPENSATION $(1)      OPTIONS (#)         ($)(2)
------------------             ----   ----------   ---------   -----------------   -----------------   ------------
Jeffrey A. Bloomer...........  2002    300,000          --           13,164              55,000           1,750
  Chief Executive Officer      2001    300,000          --           16,013                  --           3,200
  and President(3)             2000    253,333          --           11,483             100,000           3,745
Alfred H. Hunt, III..........  2002     50,000          --          130,768                  --           1,900
  Chairman and Chief           2001    320,000          --           17,812                  --           3,200
  Technology Officer(4)        2000    246,667          --          126,148                  --           3,200
Dennis H. Coley..............  2002    125,000          --           45,827              52,500           2,000
  Chief Financial Officer      2001    147,500       2,492            6,750              10,000           2,950
  and Treasurer(5)             2000    127,917      17,500           16,852              40,000           2,558

---------------

(1) Includes life insurance premiums for Mr. Hunt in the amounts of $26,800 for the year 2000 and deferred bonus amounts of $110,000 and vacation payments of $20,768 in 2002 and includes for Mr. Coley separation pay of $26,500, automobile pay of $7,500 and vacation payments of $11,826 in 2002.

(2) Includes the Company's contributions on behalf of each of the named executives under the IFR Systems, Inc. Employees Profit Sharing Plan and under the IFR Systems, Inc. Savings and Investment (401k) Plan.

(3) Mr. Bloomer has been Chief Executive Officer and President since October 12, 1999, and was Executive Vice President from April 20, 1999, to October 12, 1999. Prior to that time he was the Company's Treasurer and Chief Financial Officer.

(4) Mr. Hunt Was Chairman of the Board until August 9, 2001. He was Chief Technology Officer from April 1999 until September 2001.

(5) Mr. Coley resigned from the Company, January 14, 2002. Of the stock options previously granted to him, all but 5,000 were cancelled. Pursuant to Mr. Coley's termination agreement, 17,500 stock options were granted to him in January 2002.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information concerning options granted during fiscal 2002 to the named executives:

                               INDIVIDUAL GRANTS                                      POTENTIAL REALIZABLE
                          ----------------------------                                  VALUE AT ASSUMED
                           NUMBER OF      % OF TOTAL                                 ANNUAL RATES OF STOCK
                          SECURITIES       OPTIONS                                   PRICE APPRECIATION FOR
                          UNDERLYING      GRANTED TO     EXERCISE OR                      OPTION TERM
                            OPTIONS      EMPLOYEES IN     BASE PRICE    EXPIRATION   ----------------------
NAME                      GRANTED (#)   FISCAL YEAR(1)   ($/SHARE)(2)      DATE      5%($)(5)    10%($)(5)
----                      -----------   --------------   ------------   ----------   ---------   ----------
Jeffrey A. Bloomer(3)...    55,000           14.1%          1.790        07/19/11     61,915      156,904
Dennis H. Coley(3)......    35,000            9.0%          1.790        07/19/11     39,400       99,848
Dennis H. Coley(4)......    17,500            4.5%          0.875        01/23/03      9,630       24,400

---------------

(1) In fiscal 2002, 388,000 options to purchase shares of the Company's common stock were granted to 25 individuals.

(2) Options were issued at fair market value on date of grant.

(3) Options vest annually in four equal installments beginning on the anniversary date of grant. The 35,000 options granted to Mr. Coley were cancelled upon the termination of his employment on January 14, 2002.

(4) Options vest on the date of grant.

(5) The 5% and 10% rates of appreciation are pursuant to SEC regulations and are not intended to forecast future appreciation, if any, of IFR's stock. If IFR's stock has not increased in value above the exercise price at the time the options expire, then the option grants described in the table will be valueless.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table summarizes options exercised during fiscal 2002 and presents the value of unexercised options held by the named executives at fiscal year end:

                                       AGGREGATED OPTIONS/SAR EXERCISES
---------------------------------------------------------------------------------------------------------------
                                                                  NUMBER OF
                                                            SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS ON      IN-THE-MONEY OPTIONS ON
                               SHARES                         MARCH 31, 2002(#)         MARCH 31, 2002($)(1)
                            ACQUIRED ON       VALUE       -------------------------   -------------------------
NAME                        EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
----                        ------------   ------------   -------------------------   -------------------------
Jeffrey A. Bloomer........        --             --            119,000/105,000                   $--/$--
Alfred H. Hunt, III.......        --             --                 --/--                         --/--
Dennis H. Coley...........        --             --             20,000/2,500                  $7,437/--

---------------

(1) Calculated on the basis of fair market value of the Common Stock on March 28, 2002 ($1.30) less the option price

AGREEMENTS RELATING TO TERMINATION OF EMPLOYMENT

     The Company has an agreement with Mr. Bloomer that provides for certain payments to him in the event his employment is terminated (including a termination by Mr. Bloomer, in certain circumstances) for a reason other than serious misconduct, death, normal retirement, or total and permanent disability within two years after a Change of Control of the Company (as defined below). The amount of the payments in each case is equal to 2.95 times Mr. Bloomer's average annual compensation over the previous five years. In addition, following a covered termination of employment, the Company is obligated to maintain in effect disability and medical benefits for a period of three years. The Company is also required to reimburse Mr. Bloomer the amount of any federal or state tax incurred as a result of receiving an "excess parachute payment" (as defined in the Internal Revenue Code) under these agreements. For purposes of the agreement, a Change in Control of the Company means any event of a nature that would be required to be reported to the Securities and

Exchange Commission in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, provided that, without limitation, a Change in Control shall be deemed to have occurred if: (a) any person (within the meaning of Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934) or group of persons becomes the beneficial owner, directly or indirectly, of Common Stock of the Company representing 20% or more of the shares of voting stock of the Company; or (b) during any period of two consecutive years, individuals who at the beginning of such period were members of the Company's Board of Directors cease to constitute a majority of the Board of Directors, unless the election of each Director who was not a Director at the beginning of such period was approved by at least two-thirds of the Directors then still in office. No Change in Control shall be deemed to have occurred as to Mr. Bloomer if he is included in the person or group acquiring control of the Company. The agreement is for a term ending on December 31, 2000, but is automatically renewed, prior to a Change in Control, for successive one-year terms unless terminated as provided in the agreement. After a Change in Control, the agreement extends for a further three-year term after its next anniversary date.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is composed entirely of independent outside directors and is responsible for establishing an executive compensation policy and plan for the Company. The Compensation Committee reviews and approves all compensation plans, benefit programs and perquisites for executives and other certain employees.

OVERALL POLICY

     The Company's executive compensation policy is intended (i) to attract and retain the highest caliber of executives; (ii) to recognize and reward individuals for their contributions and commitment to growth and profitability of the Company; and (iii) to link compensation and stockholder value.

     Compensation of the Company's executive officers consists of the following elements: base salary, cash bonus payments under the Incentive Bonus Plan, stock option awards and restricted stock grants. Each of these elements is discussed below.

BASE SALARY

     The Committee, with input from the Chief Executive Officer (CEO), determines annual salary levels for the executive group. Factors considered in setting base salaries include level of responsibilities and prior experience and achievements. Base salaries may be greater or less than median competitive levels.

     In making changes in base salary for existing executive officers, other than the CEO, the Compensation Committee considers the recommendations of the CEO based on his personal evaluation of individual performance for the prior year including attainment of personal objectives and goals, attainment of Company performance goals, the Company's salary structure and competitive salary data.

CASH BONUS PAYMENTS

     In recent years, the Company's executive officers and certain other employees were eligible for annual cash bonuses determined by a formula established at the beginning of each fiscal year based on a minimum threshold of financial objectives for the year. Recognizing that fiscal 2002 would be a transition year based on significant organizational and structural changes coupled with major cost-cutting measures, no incentive bonus plan was established for fiscal 2002 and no incentive cash bonuses were paid.

STOCK OPTIONS

     The grant of stock options under the Company's incentive stock option plans or its nonqualified stock option plan is intended to provide long-term performance based compensation to officers and key employees of the Company. The quantity and recipients of options are determined by the Compensation Committee. Options granted under the 1988 and 1996 Incentive Stock Option Plans are granted at fair market value.

Options granted under the 1992 Nonqualified Stock Option Plans were granted at the fair market value on the date of grant. All options granted under the 1988, 1992, and 1996 plans expire not more than ten years from the date of grant. The 1988 Incentive Stock Plan has expired and no options may be issued.

RESTRICTED STOCK GRANTS

     The Company's restricted stock grant compensation combines elements of short-term compensation and long term incentives. Stock grants may be used to reward executives who have been responsible for successful past results and may also be used to attract skilled management by providing stock for "sign-on" bonus use. In either case, stock ownership is intended to provide an additional incentive for executive management based on long-term results and growth in stock value.

CHIEF EXECUTIVE OFFICER

     On August 8, 2001, Jeffrey A. Bloomer was reelected President and Chief Executive Officer of the Company and his annual base salary was continued at $300,000 based on past performance, expected performance for fiscal 2002, and salaries paid at comparable companies. Mr. Bloomer received no bonus for fiscal 2002.

                                          COMPENSATION COMMITTEE:

                                          Oscar L. Tang, Chairman
                                          Donald L. Graf
                                          Frederick R. Hume
                                          Ralph R. Whitney, Jr.

STOCK PERFORMANCE GRAPH

     The following graph sets forth the five-year cumulative total return (assuming a $100 investment and dividend reinvestment) on the Common Stock of the Company as well as the total returns on the Nasdaq Stock Market Composite and for the S&P Equipment and Instruments Stocks:

[Stock Performance Graph]

--------------------------------------------------------------------------------------------------
                       03/31/1997   03/31/1998   03/31/1999   03/31/2000   03/30/2001   03/29/2002
--------------------------------------------------------------------------------------------------
 IFR Systems, Inc.       100.00       222.50        48.75        61.25        27.81        13.00
 Nasdaq Composite
  (US)                   100.00       150.26       201.47       374.30       150.63       151.05
 S&P Supercomposite
 Electronic
 Equipment &
 Instruments Index       100.00       116.73       117.84       260.45       128.64       113.92

     In the immediately preceding year the Company included the Nasdaq Non-Financial Stocks index in the Stock Performance Graph. The Nasdaq Non-Financial Stocks index is not included in the Stock Performance Graph set forth above because Nasdaq requires more time to compile the data for such index than was available to the Company to timely file this Information Statement as an Annex to its Schedule 14D-9 dated April 19, 2002. For the same reason, the Company is not able to compare the total return data of the S&P Equipment and Instruments Index to the total return of the Nasdaq Non-Financial Stocks index.

CERTAIN RELATIONSHIPS

     Mr. Grose, a Director of the Company, is past President of Navair Inc., Mississauga, Ontario. Navair is a distributor of the Company's products in Canada, which accounted for more than 25% of Navair's sales during its most recent fiscal year. During the Company's fiscal year ended March 31, 2002, Navair's purchases from the Company totaled $1,873,970 (less than 2% of the Company's gross revenues). This relationship is expected to continue during the current fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

     Pursuant to Section 16(a) of the Securities and Exchange Act of 1934, as amended, directors and executive officers of the Company are required to file reports with the Securities and Exchange Commission indicating their holdings of and transactions in the Company's equity securities. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Directors and executive officers of the Company complied with all filing requirements during the fiscal year ended March 31, 2002.

                          END OF INFORMATION STATEMENT
                                       B-12